UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-34936

Noah Holdings Limited

(Registrant’s name)

No. 1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

+86 (21) 8035-8292

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Next Day Disclosure Return Dated July 2, 2025
Exhibit 99.2	Announcement—Final Dividend for the Year Ended December 31, 2024 (Updated)
Exhibit 99.3	Announcement—Special Dividend (Updated)
Exhibit 99.4	Announcement—Payment of Final Dividend and Special Dividend
Exhibit 99.5	Monthly Return of Equity Issuer on Movements in Securities for the Month Ended 30 June, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: July 7, 2025